FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month    November   1998
                                       -------------


                                REUTERS GROUP PLC
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                 (Translation of registrant's name into English)


                    85 Fleet Street, London EC4P 4AJ, England
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                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                          Form 20-F [X]    Form 40-F [ ]


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]      No [X]

This Report is incorporated by reference in the prospectuses contained in Post Effective Amendment No. 2 to Registration Statement No. 33-16927 on Form S-8, Post-Effective Amendment No. 1 to Registration Statement No. 33-69694 on Form F-3, Post-Effective Amendment No. 1 to Registration Statement No. 33-90398 on Form S-8 and Post-Effective Amendment No. 1 to Registration Statement No. 333-7374 on Form F-3 filed by the registrant under the Securities Act of 1933.

FOR IMMEDIATE RELEASE
 CONTACT:  Robert Crooke
           Reuters America Inc.
           (212) 603-3587
           robert.crooke@reuters.com


REUTERS DELIVERS REUTERS PLUS TO HAMBRECHT & QUIST
--------------------------------------------------

SAN FRANCISCO, CA, November 23, 1998--Reuters today announced an agreement to install Reuters Plus, a technically advanced US equity information product, to more than 400 financial professionals at Hambrecht & Quist.

Hambrecht & Quist plans to roll-out Reuters Plus Level 1 to its offices in San Francisco, New York, Boston and Newport Beach in the first quarter of 1999. Hambrecht & Quist will use Reuters Plus in concert with its own proprietary applications for its staff in investment banking, research, retail groups and back office personnel.

Reuters Plus combines a flexible user interface with a powerful real-time news and data package and a generous array of third-party information to serve a broad range of professionals in the US equities market.

"We were looking for a strategic partner to help with our information needs and we have found one in Reuters. We were impressed with Reuters Plus' open architecture and seamless internet connectivity," said Hambrecht & Quist CIO Dante R. DeWitt. "Reuters Plus offers the technical flexibility and ability to combine reliable real-time data with our own applications to deliver an integrated, cutting edge solution to our professionals."

"The choice of Reuters Plus by Hambrecht & Quist, bankers to the technology elite, clearly demonstrates Reuters ability to deliver innovative information solutions," said Thomas H. Glocer, President, Reuters America Inc. "Since we introduced Reuters Plus this summer we've been very encouraged by its positive reception from new and existing customers."

Hambrecht & Quist, founded in 1968, is a full-service investment bank focused on growth companies whose businesses are characterized by innovation and structural change and who operate in four areas of the economy: technology, healthcare, services, and branded customer. The Company is headquartered in San Francisco, with principal offices in New York and Boston, as well as offices in Europe,

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Asia and southern California and has a strategic partnership in Israel.
Hambrecht & Quist's common stock trades on the New York Stock Exchange under the ticker symbol HQ.

Reuters Group PLC (NASDAQ: RTRSY) supplies 457,000 users located in 58,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters also designs and installs trading room systems. Reuters is a technical leader with its extensive use of internet technology for wider distribution of information and news. For more information on Reuters visit www.reuters.com and for more on Reuters Plus visit www.reutersplus.com.

END


Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            REUTERS GROUP PLC
                                            ------------------------------
                                            (Registrant)


Dated: December 14, 1998                    BY: /s/ J. B. Reid-Dodick
                                            ------------------------------
                                            John B. Reid-Dodick
                                            Attorney-in-Fact